

<u>VIA U.S. MAIL AND FAX (301) 998-3700</u>
Mail Stop 4561

October 7, 2008

Joseph M. Squeri, Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

> **Re: Federal Realty Investment Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-07533**
> **Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 001-07533**

Dear Mr. Squeri:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

    Please contact Duc Dang at (202) 551-3386, or the undersigned at (202) 551-3401 with any questions.

                        Sincerely,

                        Jennifer Gowetski
                        Senior Counsel